Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AFFIMED N.V.

to be held on Wednesday, 22 June 2022 at 9:00 hrs. (CET) at the Radisson Blu Hotel, Amsterdam City Center, Rusland 17, 1012 CK Amsterdam, the Netherlands

Agenda

1.	Opening	Non-Voting

2.	Report by the Management Board for the financial year 2021	Non-Voting

3.	Adoption of the Statutory Annual Accounts for the financial year 2021	Voting item

4.	Discharge of the managing directors for their management during the financial year 2021	Voting item

5.	Discharge of the supervisory directors for their supervision during the financial year 2021	Voting item

6.	Director Remuneration

	a. Discussion of the 2021 remuneration of members of the Management Board and the Supervisory Board	Non-Voting

	b. Amendment of the Remuneration Policy for the Management Board	Voting item

	c. Amendment of the Remuneration Policy for the Supervisory Board	Voting item

7.	Reappointment of Dr. Bernhard Ehmer as a supervisory director	Voting item

8.	Appointment of the auditor for the financial year 2022	Voting item

9.	Authorization to acquire shares	Voting item

10.	Any other business	Non-Voting

11.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Report by the Management Board for the financial year 2021

This agenda item includes an account of the business and financial situation of Affimed N.V. (the “Company” or “Affimed”) during the financial year 2021.

3	Adoption of the Statutory Annual Accounts for the financial year 2021

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards (“IFRS”) (the “Statutory Annual Accounts”).

The Company follows IFRS for internal and external reporting purposes; it is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption. KPMG Accountants N.V. has audited the Statutory Annual Accounts and has issued an auditor’s report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2021.

The Statutory Annual Accounts as prepared in accordance with Dutch law together with the KPMG auditor’s report, are published on the Company’s website and are also available at the offices of the Company.

4	Discharge of the managing directors for their management during the financial year 2021

It is proposed to discharge any managing director in office during the financial year 2021 from liability in respect of the performance of their management duties during the financial year 2021.

5	Discharge of the supervisory directors for their supervision during the financial year 2021

It is proposed to discharge any supervisory director in office during the financial year 2021 from liability in respect of the performance of their supervision duties during the financial year 2021.

6	Director Remuneration

a.	Discussion of the 2021 remuneration of members of the Management Board and the Supervisory Board

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended. As such, we are exempt from the executive compensation disclosure requirements applicable to U.S. public companies. However, we are supplying certain information about our executive compensation program for the benefit of our shareholders.

This section discusses the components of the compensation program for our managing directors as of December 31, 2021. For the fiscal year ended December 31, 2021, our managing directors and their positions were as follows:

Name	Age	Position
Adi Hoess	60	Chief Executive Officer
Angus Smith	39	Chief Financial Officer
Wolfgang Fischer	58	Chief Operating Officer
Andreas Harstrick	60	Chief Medical Officer
Arndt Schottelius	56	Chief Scientific Officer
Denise Mueller	53	Chief Business Officer

Summary Compensation Table

The table below sets forth information concerning the compensation awarded to, earned by or paid to our managing directors for the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary (€)		Option Awards(1) (€)	Non-Equity Incentive Plan Compensation(2) (€)		All Other Compensation(3) (€)		Total (€)
Adi Hoess Chief Executive Officer	2021	455,470		2,002,600	261,895		65,300		2,785,265
Angus Smith Chief Financial Officer	2021	355,118	(4)	1,055,424	170,580	(5)	19,612	(4)	1,600,735
Wolfgang Fischer Chief Operating Officer	2021	378,000		1,055,424	173,880		65,300		1,672,604
Andreas Harstrick Chief Medical Officer	2021	312,000		1,055,424	143,520		55,500		1,566,444
Arndt Schottelius Chief Scientific Officer	2021	380,000		1,055,424	174,800		65,300		1,675,524
Denise Mueller Chief Business Officer	2021	338,208	(4)	1,055,424	162,457	(5)	11,034	(4)	1,567,123

(1)

Reflects the aggregate grant date fair value of option awards granted during 2021, computed in accordance with IFRS 2 and converted into Euros based on the USD/EUR exchange rate as of the grant date. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed in March 2022. These amounts do not reflect the actual economic value that may be realized by the managing directors upon the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)

The amounts in this column represent the annual incentive compensation paid for performance during 2021 as described in the section “2021 STI Variable Compensation”. The amounts of these awards were determined based upon the achievement of performance metrics related to the Company’s 2021 corporate objectives.

(3)

The amounts in this column for Dr. Hoess, Dr. Fischer, Dr. Harstrick and Dr. Schottelius include allowance payments to be used for a pension plan or retirement insurance and a payment for the equivalent of the maximum employer portion for social security (based on German social security numbers). The amounts included in this column for Mr. Smith and Ms. Mueller include allowances to be used for health and other benefits, as well as matching contributions under the Company’s 401(k) plan.

(4)	Converted to Euros based on the average EUR/USD exchange rate for the year ended December 31, 2021 of 1.1827.
(5)	Converted to Euros based on the EUR/USD exchange rate as of December 31, 2021 of 1.1326.

Narrative Disclosure to the Summary Compensation Table

In August 2020, the remuneration policy for the management board (the ‘’Management Board’’) of Affimed N.V. (“MB Remuneration Policy”) was adopted and approved by shareholders at the annual general meeting of the Company. The MB Remuneration Policy applies to the managing directors. The remuneration of the Management Board consists of the following components:

•	Base salary (fixed) compensation;

•	Performance related variable compensation (short-term cash incentive);

•	Long-term equity incentive;

•	Pension and other benefits; and

•	Severance pay and benefits.

MB Remuneration Policy Objectives

The Company believes that its MB Remuneration Policy should serve the following objectives:

•	Reflect the interests of all stakeholders;

•	Attract and retain managing directors that have the talent and skills to develop and expand the Company’s business;

•	Link rewards to creating shareholder value;

•	Relate the variable income component to a performance that reinforces the Company’s business strategy;

•	Avoid inappropriate risks; and

•	Create long-term value and enhance the sustainable development of the Company.

MB Remuneration Policy and the Role of the Supervisory Board and Compensation, Nomination and Corporate Governance Committee

Our Remuneration Policy provides the supervisory board of the Company (the ‘’Supervisory Board’’) the authority to enter into management services agreements with managing directors that provide for compensation consisting of base salary, performance-related variable compensation, long-term equity incentive compensation, pension and other benefits and severance pay and benefits. The MB Remuneration Policy provides that the annual cash bonus payable to managing directors may not exceed 100% of the annual base salary and will be based upon the achievement of set financial and operating goals for the period. The bonus payments may be increased in any given year by the Supervisory Board upon recommendation from the Supervisory Board’s compensation, nomination and corporate governance committee (previously the Compensation Committee) (the ‘’Compensation, Nomination and Corporate Governance Committee’’) based on any exceptional achievements of a managing director. In addition, the MB Remuneration Policy allows for termination payments, which shall be in line with relevant market practices and not exceed 100% of the managing director’s annual base salary, increased by the average annual cash bonus (the “STI Variable Compensation”) over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. For a dismissal within six months after a change of control of the Company, the severance compensation shall not exceed 200% of the managing director’s annual base salary, increased by the STI Variable Compensation over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period.

Role of management

The remuneration of the Management Board is be determined by the Supervisory Board with due observance of the remuneration policy adopted by the Company’s general meeting.

Our Supervisory Board and Compensation, Nomination and Corporate Governance Committee work with members of our management team, including our chief executive officer (‘’CEO’’) (except with respect to the CEO’s own compensation), and our human resources, finance and legal professionals in determining the compensation of our managing directors by providing information on corporate and individual performance and management’s perspective and recommendations on compensation matters for each individual. However, the Supervisory Board and Compensation, Nomination and Corporate Governance Committee do not delegate any of their functions to others in setting the compensation of our managing directors.

Use of Independent Consultant

Our Compensation, Nomination and Corporate Governance Committee has the authority to retain the services and obtain the advice of external advisors, including compensation consultants, legal counsel, and other advisors to assist in the evaluation of managing director compensation. Our Compensation, Nomination and Corporate Governance Committee engaged Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”) to review our compensation policies and practices and to conduct a compensation market analysis for peer public company managing directors. The Compensation, Nomination and Corporate Governance Committee selected Aon as its consultant because of the firm’s expertise and experience.

The Compensation, Nomination and Corporate Governance Committee has worked with Aon to: (i) assess our managing director compensation objectives and components; (ii) review considerations, market practices, and trends related to short-term annual incentive plans and long-term equity and other incentive plans; (iii) collect comparative compensation levels for each of our managing director positions, as needed; and (iv) review our equity compensation strategy.

While the Supervisory Board and Compensation, Nomination and Corporate Governance Committee take into consideration the review and recommendations of Aon when making decisions about our managing director compensation program, ultimately, the Supervisory Board and Compensation, Nomination and Corporate Governance Committee make their own independent decisions about compensation matters.

Use of a Peer Group

For purposes of comparing our managing director compensation against the market, the Compensation, Nomination and Corporate Governance Committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of public biotechnology companies that, similar to Affimed, are headquartered in Europe but are publicly traded in the U.S. These companies are structurally similar to Affimed in that they have executives spread across both the U.S. and Europe and as such operate within a global marketplace for talent.

The Compensation, Nomination and Corporate Governance Committee reviews our compensation peer group periodically and makes adjustments to our peer group if necessary, taking into account changes in both our business and our peer companies’ businesses. The Compensation, Nomination and Corporate Governance Committee also uses market data—from our compensation peer group and from a selection of life sciences companies in the Radford Global Compensation Database—as one factor in evaluating whether the compensation for our managing directors is competitive in the market. The Compensation, Nomination and Corporate Governance Committee and the Supervisory Board, as applicable, also rely on their own knowledge and judgment in evaluating market data and making compensation decisions.

Our current peer group, used to make pay determinations for 2021, was established in April 2020 based on the following criteria:

•	Pre-commercial bio/pharma and life sciences companies headquartered in Europe with a primary listing on a US stock exchange; and

•

Market capitalization generally between €50m and €500m—at the time of the peer group’s formation, the Compensation, Nomination and Corporate Governance Committee considered both a current 30-day and longer one-year averaging period for market capitalization given the market volatility at the onset of the Covid-19 pandemic.

This analysis led to the selection of the following peer group which was used to make the relevant compensation assessments for 2021:

AC Immune SA

Adaptimmune Therapeutics plc

Bicycle Therapeutics plc

Celyad SA

ERYTECH Pharma S.A.

InflaRx N.V.

Innate Pharma S.A.

Merus N.V.

Nabriva Therapeutics plc

NuCana plc

ObsEva SA

Oxford Immunotec Global plc

ProQR Therapeutics N.V.

Quotient Limited

Summit Therapeutics plc

Base Salary (Fixed) Compensation

Annual base salary is designed to provide a competitive fixed rate of pay, recognizing different levels of responsibility and performance. Actual salaries reflect the judgment and consideration of numerous factors by the Supervisory Board and Compensation, Nomination and Corporate Governance Committee, including the managing director’s qualifications, experience, and responsibilities at companies in similar businesses of comparable complexity, size and success. The Supervisory Board and Compensation, Nomination and Corporate Governance Committee also consider the historic salary levels of the individual and nature of the individual’s responsibilities. Each year the Supervisory Board reviews the annual base salaries for managing directors and considers whether to adjust base salary levels. Effective January 1, 2021, the salaries of Dr. Andreas Harstrick and Ms. Denise Mueller were increased. The salary of Dr. Harstrick was increased by 11.4% from 280,000 EUR to 312,000 EUR. The increase was implemented due to the increasing complexity of Affimed’s clinical development pipeline and the related growth in the Company’s clinical and medical organization, and based on a review of salaries for comparable positions in the peer group, thereby positioning Dr. Harstrick’s annualized salary (€390,000) between the 50th and 75th percentile. The salary of Denise Mueller was increased from $345,050 to $400,000, which is an increase of 15.9%. The adjustment was made due to an increase in responsibilities and a review of salaries for comparable positions in the peer group, positioning Ms. Mueller’s salary just above the 75th percentile, which was consistent with Affimed’s market value position in the top quartile of the peer group as of December 31, 2020. There were no other changes to base salaries for our managing directors during 2021, and the base salaries for the other managing directors are currently positioned between the 25th and 75th percentile when compared to the peer group.

Performance related variable compensation (short-term annual cash bonus)

The Supervisory Board and Compensation, Nomination and Corporate Governance Committee believe that in order to reward the achievement of short-term strategic business objectives, a portion of a managing director’s compensation should be tied to the achievement of the Company’s goals in the form of an annual cash incentive payment. Our managing directors are eligible to receive annual cash incentive awards, with the target bonus opportunity determined as a percentage of their annual base salary.

2021 STI Variable Compensation

For 2021, STI Variable Compensation for the managing directors was recommended by the Compensation, Nomination and Corporate Governance Committee and approved by the entire Supervisory Board based upon the achievement of performance metrics related to the Company’s corporate objectives in three broad categories:

•	Corporate Strategy, Finance & Business Development (35% - 60% weighting depending on the managing director): Attainment of certain strategic, business, and financial goals.

•

Clinical / Preclinical Development (25% - 40% weighting depending on the managing director): Advancement of key clinical and preclinical activities in the Company’s pipeline, including key milestones for the Company’s wholly-owned and partnered development programs.

•

Operations / Organizational Development (15% - 25% weighting depending on the managing director): Advancement of manufacturing / drug supply, information security and organizational development initiatives.

In December 2021, the Compensation, Nomination and Corporate Governance Committee evaluated our achievement of the 2021 corporate objectives. The Compensation, Nomination and Corporate Governance Committee considered whether we had achieved specific goals in each category of our corporate objectives, including any overachievement in each category, the weighting established for each category, management’s self-assessment, and our overall corporate performance in 2021. Based on these considerations, the Compensation, Nomination and Corporate Governance Committee determined that we met or exceeded all of our 2021 corporate objectives and, as a result, the Compensation, Nomination and Corporate Governance Committee recommended to the Supervisory Board a 115% achievement level of our 2021 corporate objectives for each executive, based in particular on the following performance:

•	Corporate Strategy, Finance & Business Development (overachievement):

•	Exceeded financial objectives, raising gross proceeds of $165 million through a follow-on offering, the Company’s ATM program and a loan from Silicon Valley Bank;

•	Met and exceeded certain goals related to new and existing partnerships; and

•	Met goals related to alignment on corporate strategy, investor relations and scientific communications, including the presentation at key scientific and investor conferences.

•	Clinical / Preclinical Development (overachievement):

•	Exceeded clinical development goals for AFM13, as well as the expansion of the AFM13-104 study through a protocol amendment;

•	Met goals related to the advancement of AFM24 into three clinical studies;

•	Conducted IND-enabling studies for AFM28 and presented initial data at ASH;

•	Advanced programs partnered with Genentech and Roivant; and

•	Achieved certain other goals related to preclinical development and correlative science for our pipeline.

•	Operations / Organizational Development (100% achievement)

•	Presented data related to pre-loaded, cryopreserved NK cells from an existing collaboration;

•	Achieved drug supply metrics for AFM24 and AFM28;

•	Maintained VdS-10000 information security certification; and

•	Implemented various human resources programs to support ongoing company growth.

The Compensation, Nomination and Corporate Governance Committee considered our financing and business development activities, clinical development progress, and clinical data for AFM13, particularly in light of the extraordinary circumstances arising from the COVID-19 pandemic, as significant factors in arriving at the determination that we overachieved our 2021 objectives.

The following table sets forth 2021 STI Variable Compensation payments for the managing directors:

Managing Director	Target Opportunity (as a % of base salary)	Target Opportunity (€)	2021 Annual Bonus Paid at 115%
Adi Hoess	50%	227,735	261,895
Angus Smith(1)	40%	148,331	170,580
Wolfgang Fischer	40%	151,200	173,880
Andreas Harstrick	40%	124,800	143,520
Arndt Schottelius	40%	152,000	174,800
Denise Mueller(1)	40%	141,267	162,457

(1)	Amounts converted to Euros based on the EUR/USD exchange rate as of December 31, 2021 of 1.1326.

Long-Term Equity Incentive

In conjunction with the closing of our IPO, we established the Affimed N.V. Equity Incentive Plan 2014 (the “2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equaled 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2022), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2022, we had approximately 18.1 million common shares available for issuance, and approximately 10.7 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options granted under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the repricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided that it falls within the framework set by the remuneration policy for the management board and the 2014 Plan. To-date no options have been repriced.

Plan administration. The 2014 Plan is administered by our Compensation, Nomination and Corporate Governance Committee. Approval of the Compensation Committee is required for all grants of awards under the 2014 Plan. The Compensation, Nomination and Corporate Governance Committee may delegate to the managing directors the authority to grant equity awards under the 2014 Plan to our employees.

Eligibility. Managing directors, supervisory directors and other employees and consultants of the Company are eligible for awards under the 2014 Plan.

Awards. Award can be made in the form of options or restricted stock units (“RSUs”).

Vesting period. Subject to any additional vesting conditions that may be specified in an individual grant agreement, and the accelerated vesting conditions below, the 2014 Plan provides for three year vesting of stock options. One-third of the stock options granted to participants in connection with the start of their employment vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3-month period thereafter. Stock options granted to other participants vest in equal tranches at the end of each 3-month period after the grant date over the course of the vesting period. The Compensation, Nomination and Corporate Governance Committee establishes a vesting schedule for awards granted to supervisory directors as well as for any awards in the form of RSUs at the time of grant.

Accelerated vesting. Unless otherwise specified in an individual grant agreement, the 2014 Plan provides that upon a change of control of the Company (as defined in the 2014 Plan) all then outstanding equity awards will vest and become immediately exercisable. It also provides that upon a participant’s termination of service due to (i) retirement (or after reaching the statutory retirement age), (ii) permanent disability rendering the relevant participant incapable of continuing employment or (iii) death, all outstanding equity awards that would have vested during a 12 month period following such termination of service will vest and become immediately exercisable. Otherwise at termination all unvested awards will be forfeited. If a participant experiences a termination of service without “cause” or for “good reason” (in each case, as defined in the 2014 Plan) within six months prior to a change of control, the Company will make a cash payment equivalent to the economic value that the participant would have realized in connection with the change of control upon the exercise and sale of the equity awards that such participant forfeited upon his or her termination of service. In connection with a change of control and subject to the approval of the Supervisory Board, the management board may amend the exercise provisions of the 2014 Plan.

2021 Equity Grants

Typically, we have granted equity awards to our managing directors as part of the Compensation, Nomination and Corporate Governance Committee’s annual review of managing director compensation. The amount of the equity awards to managing directors is determined by the Supervisory Board based on the recommendation of the Compensation, Nomination and Corporate Governance Committee. To date, the Compensation, Nomination and Corporate Governance Committee has not applied a rigid formula in determining the size of these equity awards or mix between options and RSUs. Instead, the Compensation Committee determines the amount of the equity award for each managing director after taking into consideration a compensation analysis performed by our compensation consultant, peer executive analysis of equity levels, and the amount of equity held by the managing director.

In March 2021, the Compensation, Nomination and Corporate Governance Committee recommended and the Supervisory Board approved the option grants for the managing directors, basing its decision on a market assessment of peer companies utilizing a blend of factors that included value of equity compensation and company ownership. One-third of the stock options vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3-month period thereafter.

Name	Grant date	Number of options	Exercise price USD	Expiration date
Adi Hoess	March 23, 2021	370,000	8.48	March 23, 2031
Angus Smith	March 23, 2021	195,000	8.48	March 23, 2031
Wolfgang Fischer	March 23, 2021	195,000	8.48	March 23, 2031
Andreas Harstrick	March 23, 2021	195,000	8.48	March 23, 2031
Arndt Schottelius	March 23, 2021	195,000	8.48	March 23, 2031
Denise Mueller	March 23, 2021	195,000	8.48	March 23, 2031
Total		1,345,000

Management Services Agreements

Our managing directors have entered into management services agreements with us or our subsidiary, Affimed, Inc. New management services agreements of Adi Hoess and Wolfgang Fischer became effective upon their reappointment as managing directors by the general meeting of shareholders on August 4, 2020. The management services agreements of Arndt Schottelius and Andreas Harstrick became effective upon their appointment as managing directors by the general meeting of shareholders on August 4, 2020. The management services agreement of Angus Smith became effective on July 13, 2020 and the management services agreement of Denise Mueller become effective on January 7, 2021.

The management services agreements of Adi Hoess, Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick are for a definite period of time, which period equals the term of office of the managing director (generally three years). In addition, the management services agreements of Adi Hoess, Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick provide for a termination notice period of not less than six months, both for Affimed and for the managing director. The management services agreements of Angus Smith and Denise Mueller are for an indefinite period of time and provide for a termination notice period of 45 days, both for Affimed and for Angus Smith or Denise Mueller, as the case may be. In the event of an urgent cause, the management services agreements may be terminated with immediate effect.

Each management services agreement provides for payment of severance upon pre-defined circumstances such as a termination by Affimed without cause or the existence of certain events causing the managing director to terminate the management services agreement for urgent cause (including, but not limited to, a reduction of the managing director’s salary) for which the severance is 100% (Adi Hoess), 75% (Angus Smith and Denise Mueller) and 50% (Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick) of the amount equal to (a) the managing director’s annual base salary in effect as of the separation date plus (b) the average STI Variable Compensation paid to the applicable managing director over the prior three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. In the event of termination of the management services agreements following a change of control, the aforementioned severance is increased as follows: 185% (Adi Hoess), 125% (Angus Smith and Denise Mueller) and 150% (Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick) of the amount equal to (a) the applicable managing director’s annual base salary, plus (b)the average STI Variable Compensation paid to the applicable managing director over the prior three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period.

The management services agreements contain post-termination restrictive covenants, including a post-termination non-competition covenant, which lasts until six months after the management services agreement has ended, and a non-solicitation covenant, which lasts until two years after the management services agreement has ended.

Supervisory Board Remuneration

In August 2020, the remuneration policy for the Supervisory Board (the “SB Remuneration Policy”) was adopted and approved by shareholders at the annual general meeting of the Company. The SB Remuneration Policy applies to the supervisory directors.

With the SB Remuneration Policy, the Company aims to attract and retain supervisory directors that have the talent and skills to foster the long-term value creation and enhance the sustainable development of the Company, resulting in a competitive compensation in relation to both the market in which the Company operates in and the nature, complexity and relative size of the business.

As a German-based company incorporated under Dutch law and listed on NASDAQ, the Company is confronted with differing standards in terms of remuneration policies. The Company believes that the SB Remuneration Policy reflects these variations in market practice and provides for a balanced approach to these differing standards.

The compensation of the supervisory directors consists of a combination of cash compensation and equity awards. This enables the Company to limit the cash component of compensation of supervisory directors and direct its cash resources towards the development of its product candidates. Equity awards also serve to align the interests of supervisory directors and shareholders. In line with international governance standards, the compensation, including in the form of equity awards, is not linked to performance indicators. Remuneration in the form of equity is permissible under Dutch law, but constitutes a deviation from best practice provision 3.3.2 of the DCGC. In the United States, where the Company has its listing at NASDAQ, equity compensation for non-executive directors is market practice.

The SB Remuneration Policy provides that each supervisory director is entitled to an annual retainer of €20,000, provided that the chair of the Supervisory Board is entitled to an annual retainer of €75,000. In addition, the chair of the audit committee is entitled to an additional annual retainer of €15,000 and the chairs of other committees established by the Supervisory Board are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each Supervisory Board meeting attended in person and €1,500 for each virtual/telephonic Supervisory Board meeting, provided the virtual/telephonic meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each committee meeting attended in person and €750 for each virtual/telephonic committee meeting, provided the virtual/telephonic meeting exceeds 30 minutes.

The Company grants each newly elected member of the Supervisory Board an initial award of stock options to purchase 60,000 common shares of the Company (the “Initial Board Member Award”). The Initial Board Member Award is made on the date of the general meeting of the Company in which the member was initially elected to the Supervisory Board. If such date falls within a so-called ‘closed period’ according to Affimed’s Insider Trading Policy, the granting date shall be amended for such occasion to be the 15th day after the closed period has ended. Initial awards vest over a period of three years, with 1/3 of the stock options vesting on the first anniversary of the grant date, and the remainder vesting in equal instalments at the end of each three-month period following the first anniversary of the date of grant.

In addition, the SB Remuneration Policy, provides that the Company will annually grant the Supervisory Board chair stock options to purchase 45,000 common shares of the Company, and each other supervisory director stock options to purchase 30,000 common shares of the Company (each such award referred to as an “Annual Award”). The grant date for the Annual Awards shall be determined by the Supervisory Board and must (i) be in the first quarter of the financial year and (ii) compliant with the Company´s Insider Trading Policy. Annual Awards will be made to Supervisory Board members under the condition that they will remain in office after the annual general meeting of that year. If, in any given year, a Supervisory Board member will no longer be in office after the annual general meeting, he or she will not receive an Annual Award for that year. These Annual Awards will vest in four quarterly installments and will be fully vested on the first anniversary of the grant date. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Supervisory Board and its committees.

The following table presents our supervisory directors. Thomas Hecht is the chairman of our Supervisory Board.

2021 Supervisory Board Compensation

Name	Fees Earned or Paid in Cash (€)	Option Awards (1) (€)	All Other Compensation (€)	Total Compensation (€)
Thomas Hecht(2)	100,500	240,960	—	341,460
Bernhard Ehmer(3)	56,750	160,640	—	217,390
Ulrich M. Grau(4)	46,250	160,640	—	206,890
Annalisa Jenkins(5)	43,250	160,640	—	203,890
Mathieu Simon(6)	38,750	160,640	—	199,390
Harry Welten(7)	49,250	160,640	—	209,890
Uta Kemmerich-Keil(8)	35,458	256,089	—	291,547

(1)

Reflects the aggregate grant date fair value of option awards granted during 2021, computed in accordance with IFRS 2 and converted into Euros based on the USD/EUR exchange rate as of the grant date. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed in March 2022. These amounts do not reflect the actual economic value that may be realized by the supervisory directors upon the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)	Dr. Hecht held stock options to purchase an aggregate of 265,000 shares of common stock as of December 31, 2021.
(3)	Dr. Ehmer held stock options to purchase an aggregate of 140,000 shares of common stock as of December 31, 2021.
(4)	Dr. Grau held stock options to purchase an aggregate of 140,000 shares of common stock as of December 31, 2021.
(5)	Dr. Jenkins held stock options to purchase an aggregate of 90,000 shares of common stock as of December 31, 2021.
(6)	Dr. Simon held stock options to purchase an aggregate of 90,000 shares of common stock as of December 31, 2021.
(7)	Mr. Welten held stock options to purchase an aggregate of 90,000 shares of common stock as of December 31, 2021.
(8)	Ms. Kemmerich-Keil held stock options to purchase an aggregate of 60,000 shares of common stock as of December 31, 2021.

b.	Amendment of the Remuneration Policy for the Management Board

The Supervisory Board regularly evaluates the objectives and structure of the MB Remuneration Policy, also against the background of views and concerns of shareholders and proxy voting advisors. In this context it was noted that the MB Remuneration Policy does not provide for a limit for additional cash bonuses (in Clause 4.4) and that is does not regulate customary post-termination restrictive covenants. In view thereof, the Supervisory Board, upon the recommendation of the Compensation, Nomination and Corporate Governance Committee, proposes to make certain amendments to the MB Remuneration Policy, including:

•

A revision of Clause 4.4, whereby the possibility to increase the cash bonus of a managing director in case of exceptional achievements will be linked to the financial results and performance of the Company, with due observance of the limit of 100% of such managing director’s annual gross base salary as set out in Clause 4.3.

•

The inclusion of a new Clause 9, which provides that managing directors will be bound by customary post-termination restrictive covenants, including non-competition and non-solicitation covenants, in accordance with the terms of the applicable services agreements; the inclusion of such covenants in these agreements is already common practice for Affimed.

•	The inclusion of a derogation provision in Clause 12, which is standard for remuneration polices of Dutch listed companies.

Furthermore, certain textual changes are proposed.

The details of the proposed Management Board remuneration are described in the draft revised MB Remuneration Policy. The draft MB Remuneration Policy as well as a comparison showing the proposed changes to the current MB Remuneration Policy are available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the draft revised MB Remuneration Policy until the day of this annual general meeting, at no extra charge.

c.	Amendment of the Remuneration Policy for the Supervisory Board

The Supervisory Board regularly evaluates the objectives and structure of the SB Remuneration Policy. Following this evaluation, the Supervisory Board, upon the recommendation of the Compensation, Nomination and Corporate Governance committee, proposes to make certain amendments to the SB Remuneration Policy.

In summary, it is proposed to bring the annual retainer for each of the supervisory directors serving as committee chair in line with the annual retainer of the Audit Committee chair, being EUR 15,000. The Supervisory Board is of the opinion that such increase is appropriate for the chairs of the Compensation, Nomination and Corporate Governance Committee, the Research & Development Committee and the Strategic Committee, considering:

•	the increased workload as a consequence of the combination of the (tasks and responsibilities of the) compensation committee and the nomination and corporate governance committee;

•	the in depth and highly specialized knowledge required for the Research & Development Committee and responsibilities in relation to the (pre-)clinical development strategy of Affimed; and

•	the important mandate and responsibilities of the Strategic Committee.

In addition, certain changes of a more technical and textual nature are proposed.

The details of the proposed Supervisory Board remuneration are described in the draft revised SB Remuneration Policy. A full version of this document as well as a comparison showing the proposed changes to the current SB Remuneration Policy are available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the draft revised SB Remuneration Policy until the day of this annual general meeting, at no extra charge.

7	Reappointment of Dr. Bernhard Ehmer as a supervisory director

As per the close of this annual general meeting, the term of Dr. Bernhard Ehmer as a supervisory director will end. Dr. Ehmer has indicated that he is available for reappointment.

The Supervisory Board has carefully considered the reappointment of Dr. Ehmer and resolved on May 23, 2022, on the recommendation of the Compensation, Nomination and Corporate Governance Committee, to nominate Dr. Ehmer for reappointment as a supervisory director for a term of three years with effect as from June 22, 2022, ending at the end of the annual general meeting of the Company to be held in 2025. Given Dr. Ehmer’s experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Ehmer’s membership of the Supervisory Board.

The nomination of Dr. Ehmer is made in accordance with article 7.6.2 of the Company’s articles of association.

Dr. Ehmer has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2019 up to and including 2021, Dr. Ehmer attended 100% of the (i) Supervisory Board, (ii) audit committee and (iii) compensation committee meetings (24 meetings in total1). At his reappointment in 2019, Dr. Ehmer received a 97.34% majority of votes cast.

For Affimed it is important that the supervisory directors are able to operate independently and critically vis-à-vis one another and the Company. The Supervisory Board has paid close attention to applicable independence criteria and guidelines for supervisory directors, both under the Dutch Corporate Governance Code (the ‘’DCGC’’) and the Nasdaq listing rules. Under the DCGC and the Nasdaq listing rules, Dr. Ehmer is considered independent.

Dr. Ehmer was born in Kandel, Germany and has the German nationality. Dr. Ehmer has been a member of the Supervisory Board since 2016. In May 2022, he was appointed as member of the board of directors of Achilles Therapeutics plc and chairman of the board of directors of Biotest AG. He also served as chairman of the board of directors at Symphogen A/S, Denmark until June 2020 and as chairman of the board of management of Biotest AG until April 2019. Prior to this, he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly, as president of Imclone Systems Corporation in the United States and as managing director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

Dr. Ehmer holds 5,000 shares in the capital of the Company.

8	Appointment of the auditor for the financial year 2022

It is proposed to appoint KPMG Accountants N.V. as auditor of the annual accounts of the Company for the financial year ending 31 December 2022.

9	Authorization to acquire shares

On 15 June 2021, with effect as of that date, the Management Board was authorized by the general meeting to acquire shares in the Company’s own share capital for a period of eighteen months. The general meeting is requested to renew this authorization for a period of eighteen months, being the maximum term permitted by Dutch law.

[1]	In relation to the audit committee and the compensation committee, the number of meetings held during the period Dr. Ehmer was a member of the relevant committees was used for this calculation.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore, the authorization can be used to acquire common shares to cover the Company’s obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from 22 June 2022, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of 22 June 2022. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

10	Any other business

11	Closing

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